UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Comtech Telecommunications Corp.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

205826209

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205826209	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 3,890,306 (1)
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 3,890,306 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,890,306 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.87% (1)
14.	TYPE OF REPORTING PERSON IA; OO

(1) Comprised of 3,265,306 shares of Common Stock issuable upon conversion of 80,000 shares of Series A Convertible Preferred Stock, at an initial conversion price of $24.50 per share, plus a right to acquire an additional 20,000 shares of Series A Convertible Preferred Stock that would be convertible into 625,000 shares of Common Stock at an initial conversion price of $32.00 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series A Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 205826209	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 3,890,306 (1)
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 3,890,306 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,890,306 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.87% (1)
14.	TYPE OF REPORTING PERSON HC; OO

(1) Comprised of 3,265,306 shares of Common Stock issuable upon conversion of 80,000 shares of Series A Convertible Preferred Stock, at an initial conversion price of $24.50 per share, plus a right to acquire an additional 20,000 shares of Series A Convertible Preferred Stock that would be convertible into 625,000 shares of Common Stock at an initial conversion price of $32.00 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series A Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 205826209	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 3,890,306 (1)
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 3,890,306 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,890,306 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.87% (1)
14.	TYPE OF REPORTING PERSON HC; OO

(1) Comprised of 3,265,306 shares of Common Stock issuable upon conversion of 80,000 shares of Series A Convertible Preferred Stock, at an initial conversion price of $24.50 per share, plus a right to acquire an additional 20,000 shares of Series A Convertible Preferred Stock that would be convertible into 625,000 shares of Common Stock at an initial conversion price of $32.00 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series A Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 205826209	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON: Alec N. Litowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 3,890,306 (1)
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 3,890,306 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,890,306 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.87% (1)
14.	TYPE OF REPORTING PERSON HC; IN

(1) Comprised of 3,265,306 shares of Common Stock issuable upon conversion of 80,000 shares of Series A Convertible Preferred Stock, at an initial conversion price of $24.50 per share, plus a right to acquire an additional 20,000 shares of Series A Convertible Preferred Stock that would be convertible into 625,000 shares of Common Stock at an initial conversion price of $32.00 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series A Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

item 1.	security and issuer

This Schedule 13D (this “Statement”) relates to shares of common stock, $0.10 par value per share (“Common Stock”), of Comtech Telecommunication Corp., a Delaware corporation (the “Company”). The principal executive offices of the Company is 68 South Service Road, Suite 230, Melville, New York 11747.

Item 2.	identity and background

(a)            The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to shares of Common Stock (the “Shares”) held for the accounts of each of: Magnetar Structured Credit Fund, LP, a Delaware limited partnership (“Magnetar Structured”), Magnetar Longhorn Fund LP, a Delaware limited partnership (“Magnetar Longhorn”), Purpose Alternative Credit Fund - F LLC, a Delaware limited liability company (“Purpose Alternative F”), Purpose Alternative Credit Fund - T LLC, a Delaware limited liability company (“Purpose Alternative T”) and Magnetar Lake Credit Fund LLC, a Delaware limited liability company (“Magnetar Lake” and, together with Magnetar Structured, Magnetar Longhorn, Purpose Alternative F and Purpose Alternative T, the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Reporting Persons. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)            The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)            Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.	source and amount of funds or other consideration

The funds used by the Reporting Persons in purchasing the aggregate amount of the Series A Preferred Stock reported in Item 4 below on behalf of the Reporting Persons have come directly from the assets of the Reporting Persons, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the 80,000 shares of Series A Preferred Stock currently outstanding on behalf of the Funds was $80,000,000 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the 80,000 shares of Series A Preferred Stock currently outstanding and reported herein pursuant to the Subscription Agreement as defined and described below.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the shares of Series A Preferred Stock and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4. In addition, the Reporting Persons will routinely monitor the Company's operations, prospects, business development, management, competitive and strategic matters, capital structure, and capital raising needs. Subject to the terms of its agreements with the Company, the Reporting Persons may discuss such matters with management or directors of the Company and/or other persons.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Subscription Agreement

On October 18, 2021, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with the Funds and White Hat Strategic Partners LP (collectively, the “Investors”), relating to the issuance and sale of up to 125,000 shares of a new series of the Company’s Series A Convertible Preferred Stock, par value $0.10 per share, titled the “Series A Convertible Preferred Stock” (the “Series A Convertible Preferred Stock”), for an aggregate purchase price of up to $125,000,000, or $1,000 per share. On October 19, 2021 (the “Initial Closing Date”), pursuant to the terms of the Subscription Agreement, the Investors purchased an aggregate of 100,000 shares of Series A Convertible Preferred Stock (the “Initial Issuance”) for an aggregate purchase price of $100,000,000. Of the 100,000 shares of Series A Preferred Stock, the Funds purchased 80,000 shares of Series A Preferred Stock, consisting of (i) 22,080 shares of Series A Convertible Preferred Stock held for the benefit of Magnetar Structured, (ii) 4,880 shares of Series A Convertible Preferred Stock held for the benefit of Magnetar Longhorn, (iii) 15,200 shares of Series A Convertible Preferred Stock held for the benefit of Purpose Alternative F, (iv) 2,400 shares of Series A Convertible Preferred Stock held for the benefit of Purpose Alternative T, and (v) 35,440 shares of Series A Convertible Preferred Stock held for the benefit of Magnetar Lake. In addition, each of the Investors has a one-time option exercisable at any time on or prior to March 31, 2023 to purchase their pro rata portion of an aggregate of 25,000 additional shares of Series A Convertible Preferred Stock for an aggregate purchase price of $25,000,000 (each, a “Subsequent Issuance,” and together with the Initial Issuance, the “Issuance”). Of the 25,000 additional shares of Series A Convertible Preferred Stock, the Funds have the right to acquire 20,000 shares of Series A Convertible Preferred Stock.

Designation of Series A Convertible Preferred Stock

The Series A Convertible Preferred Stock will rank senior to the shares of the Company’s Common Stock, with respect to the payment of dividends and the distribution of assets upon a liquidation, dissolution or winding up of the Company. The Series A Convertible Preferred Stock will initially have a liquidation preference of $1,000 per share. Holders of the Series A Convertible Preferred Stock will be entitled to a cumulative dividend (the “Dividend”) at the rate of 6.5% per annum, compounding quarterly, paid-in-kind or paid in cash, at the Company’s election. For any quarter in which the Company elects not to pay the Dividend in cash with respect to a share of Series A Convertible Preferred Stock, such Dividend will become part of the liquidation preference of such share, as set forth in the Certificate of Designations designating the Series A Convertible Preferred Stock, which was filed by the Company with the Secretary of State of the State of Delaware on the Initial Closing Date (the “Certificate of Designations”). In addition, no dividend or other distribution on the Common Stock will be declared or paid on the Common Stock unless, at the time of such declaration and payment, an equivalent dividend or distribution is declared and paid on the Series A Convertible Preferred Stock (the “Participating Dividend”), provided that in the case of any such dividend in the form cash, in lieu of a cash payment, such Participating Dividend will become part of the liquidation preference of the shares of Series A Convertible Preferred Stock, as set forth in the Certificate of Designations. However, the Participating Dividend will not apply to any dividends on Common Stock in the ordinary course consistent with past practice on a quarterly basis in an amount not to exceed the Company’s current dividend rate of $0.10 per share per quarter.

Conversion Rights and Mandatory Redemption

The Series A Convertible Preferred Stock will be convertible into shares of Common Stock at the option of the holders thereof at or following the earlier to occur of (a) (i) the later of (x) the first anniversary of the date of the Initial Issuance, and (y) the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2022, and (b) immediately prior to (and conditioned upon) the consummation of a Change of Control (as defined in the Certificate of Designations). At any time after the third anniversary of the date of the Initial Issuance, the Company has the right to mandatorily redeem the Series A Convertible Preferred Stock, subject to certain restrictions based on the price of the Common Stock in the preceding thirty (30) trading days. The initial conversion price for the shares issued in the Initial Issuance is $24.50, and the initial conversion price for the shares issued in any Subsequent Issuance is $32.00, in each case, subject to certain adjustments set forth in the Certificate of Designations, including, in the case of the shares issued in the Initial Issuance, an increase in the conversion price to $26.00 upon the achievement of a financial target for the Company’s 2022 fiscal year, as set forth in the Certificate of Designations.

Voting and Consent Rights

Holders of the Series A Convertible Preferred Stock will be entitled to vote with the holders of the Common Stock on an as-converted basis. Holders of the Series A Convertible Preferred Stock will be entitled to a separate class vote with respect to, among other things, amendments to the Company’s organizational documents that have an adverse effect on the Series A Convertible Preferred Stock, authorizations or issuances of securities of the Company, the payment of dividends other than dividends on Common Stock in the ordinary course consistent with past practice on a quarterly basis in an amount not to exceed the Company’s current dividend rate of $0.10 per share per quarter, related party transactions, repurchases or redemptions of securities of the Company (other than the repurchase of up to $25,000,000 of shares of Common Stock), dispositions of businesses or assets, the incurrence of indebtedness and certain amendments or extensions of the Company’s existing credit facility, in each case, subject to the exceptions and qualifications set forth in the Certificate of Designations.

Repurchase Rights

Each Investor will have the right to require the Company to repurchase such Investor’s Series A Convertible Preferred Stock on a date occurring either (a) on or after October 19, 2026 (the “Optional Repurchase Trigger Date”) or (b) in connection with a conversion of Series A Convertible Preferred Stock at any time after the date that is 91 days after the maturity date of the Company’s existing credit facility pursuant to which the number of shares of Common Stock issuable upon such conversion would exceed 19.99% of the issued and outstanding shares of Common Stock as of October 18, 2021, in either case, at a price and on the terms set forth in the Certificate of Designations. In addition, each Investor will have the right to cause the Company to repurchase its shares of Series A Convertible Preferred Stock in connection with a Change of Control, at a price and on the terms set forth in the Certificate of Designations.

Right to Nominate Director

For so long as the Investors (or their permitted transferees) own beneficially and of record at least fifty percent (50%) of the shares of Series A Convertible Preferred Stock purchased pursuant to the Subscription Agreement (including any shares of Series A Convertible Preferred Stock previously held that were subsequently converted into shares of Common Stock for so long as the Investors (or their permitted transferees) continue to own beneficially and of record such shares of Common Stock), the Investors representing at least a majority of the outstanding shares of Series A Convertible Preferred Stock then outstanding will have the right to nominate one person to serve on the Board of Directors of the Company (the “Board”), with the initial nominee to be nominated no later than the date that is six months after the Initial Issuance. If there is no vacancy on the Board at such time, the Company will expand the size of the Board to create a vacancy. Subject to the qualifications set forth in the Certificate of Designations, the initial nominee of the holders of Series A Convertible Preferred Stock will be appointed to the Board for a term expiring at the next succeeding annual meeting of the Company’s stockholders and until his or her successor is duly elected and qualified.

The Subscription Agreement also requires the Company to effectuate the Company's planned executive leadership transition previously announced by the Company on October 4, 2021, subject to the terms of the Subscription Agreement.

Standstill

Until the one year anniversary of the Voting Rights Expiration Date (as defined in the Certificate of Designations), subject to the qualifications set forth in the Subscription Agreement, the Investors will be subject to certain standstill restrictions pursuant to which the Investors will be restricted, among other things and subject to certain customary exceptions, from (1) acquiring more than a specified amount of the Company’s outstanding Common Stock or securities exchangeable for or convertible into the Common Stock, (2) making, participating in or encouraging any proxy solicitation or submitting any shareholder proposal to the Company, (3) publicly proposing any change of control or other material transaction involving the Company, (4) seeking representation on the Board (beyond the representation provided for above), (5) seeking to control or influence the management, board of directors or business of the Company, (6) encouraging or entering into any agreements with any person with respect to any of the foregoing, or (7) taking any action that would require the Company to make a public announcement regarding any of the foregoing.

Transfer Restrictions

Prior to the second anniversary of the Initial Issuance, the Investors will be restricted from transferring the Series A Convertible Preferred Stock, subject to certain specified exceptions.

Voting Agreements

In connection with the closing of the Initial Issuance, the Company entered into separate Voting Agreements with each of the Investors (together, the “Voting Agreements”), pursuant to which each such Investor agreed with the Company, among other things, subject to the qualifications and exceptions set forth in the Voting Agreements, to vote their shares of Series A Convertible Preferred Stock at each meeting of the stockholders of the Company subsequent to the annual meeting of stockholders of the Company for the 2021 fiscal year in the same manner as recommended by the Board with respect to the election or removal of directors and any Company or stockholder proposal. Except in the circumstances specified in the Voting Agreements, the Voting Agreements will terminate on the Voting Rights Expiration Date.

Registration Rights Agreement

In connection with the closing of the Initial Issuance, the Company entered into a Registration Rights Agreement with the Investors, pursuant to which the Company granted the Investors certain customary registration rights with respect to shares of Series A Convertible Preferred Stock and Common Stock issuable upon conversion of Series A Convertible Preferred Stock.

The foregoing descriptions of the Subscription Agreement, Certificate of Designations, Voting Agreement and Registration Rights Agreement are not complete and are qualified in their entirety by reference to the full text of such agreements, which are attached to this Schedule 13D as Exhibits 2 through 5, which are incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 10-K filed on October 4, 2021 that 26,335,695 shares of Common Stock were issued and outstanding as of September 30, 2021.

(a) and (b) The information contained on the cover page to this statement on Schedule 13D and set forth in Item 4 hereof is incorporated by reference into this Item 5.

(c) None.

(d) None.

(e) Not applicable.

Item 6.                 contracts, arrangements, understandings or relationships with respect to the securities of the issuer

The information contained on the cover page to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of October 29, 2021, among the Reporting Persons.

Exhibit 2	Certificate of Designations designating the Series A Convertible Preferred Stock of Comtech Telecommunications Corp., dated October 19, 2021 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 22, 2021).

Exhibit 3	Subscription Agreement, dated as of October 18, 2021, by and among Comtech Telecommunications Corp. and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 22, 2021).

Exhibit 4	Form of Voting Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 22, 2021).

Exhibit 5	Registration Rights Agreement, dated as of October 19, 2021, by and among Comtech Telecommunications Corp. and the Investors named therein (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on October 22, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 29, 2021

magnetar financial llc

By:	Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of October 29, 2021, among the Reporting Persons.

Exhibit 2	Certificate of Designations designating the Series A Convertible Preferred Stock of Comtech Telecommunications Corp., dated October 19, 2021 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 22, 2021).

Exhibit 3	Subscription Agreement, dated as of October 18, 2021, by and among Comtech Telecommunications Corp. and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 22, 2021).

Exhibit 4	Form of Voting Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 22, 2021).

Exhibit 5	Registration Rights Agreement, dated as of October 19, 2021, by and among Comtech Telecommunications Corp. and the Investors named therein (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on October 22, 2021).